UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 14)

Nanophase Technologies Corporation
(Name of Issuer)

COMMON STOCK, par value $.01
(Title of Class of Securities)

630079101
(CUSIP Number)

Bradford T. Whitmore
1603 Orrington Ave., Suite 900
Evanston, Illinois  60201
Telephone:  (847) 733-1230
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 29, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-l(e), 240.13d-l(f) or 240.13d-l(g),
check the following box.  [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D/A

CUSIP No. 630079101 Page 2 of 7 Pages

1. Names of Reporting Person
S.S. OR I.R.S. Identification No. of Above Persons
Bradford T. Whitmore

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)
OO
5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization
United States

              7 Sole Voting Power
Number of       29,581,189 shares
Shares
Beneficially  8 Shared Voting Power
Owned by        601,410 shares
Each
Reporting     9 Sole Dispositive Power
Person          29,581,189 shares
With
             10 Shared Dispositive Power
                601,410 shares

11. Aggregate Amount Beneficially Owned by Each Reporting
Person
30,182,599 shares

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

62.7%

14. Type of Reporting Person (See instructions)
IN

Schedule 13D/A

CUSIP No. 630079101 Page 3 of 7 Pages

1. Names of Reporting Person
S.S. OR I.R.S. Identification No. of Above Persons
Grace Investments, LP

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)
OO

5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization

Delaware Limited Partnership

              7 Sole Voting Power
Number of       0
Shares        8 Shared Voting Power
Beneficially    601,410 shares
Owned	by
Each
Reporting     9 Sole Dispositive Power
Person          0
With         10 Shared Dispositive Power
                601,410 shares

11. Aggregate Amount Beneficially Owned by Each Reporting
Person
601,410 shares

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

1.6%

14. Type of Reporting Person (See instructions)
PN

Schedule 13D/A

CUSIP No. 630079101 Page 4 of 7 Pages

1. Names of Reporting Person
S.S. OR I.R.S. Identification No. of Above Persons

INV-GP, LLC

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)
OO
5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization
Delaware Limited Liability Company


              7 Sole Voting Power
Number of       0
Shares
Beneficially  8 Shared Voting Power
Owned by        601,410 shares
Each
Reporting     9 Sole Dispositive Power
Person          0
With
             10 Shared Dispositive Power
                601,410 shares

11. Aggregate Amount Beneficially Owned by Each Reporting
Person
601,410 shares

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

1.6%

14. Type of Reporting Person (See instructions)
OO

Page 5 of 7 Pages

The undersigned hereby amends its Schedule 13D as filed on September 19, 2003 and as previously amended relating to the common stock ("Common Stock") of Nanophase Technologies Corporation, (the "Issuer"). Bradford T. Whitmore, Grace Investments, LP and INV-GP, LLC are collectively referred to in this Amendment No. 14 as the "Filers." Spurgeon Corporation is no longer a general partner of Grace Investments and is no longer a reporting person included as a Filer herein. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the Schedule 13D. Except as set forth herein, the Schedule 13D remains unchanged.

Item 2.  Identity and Background

(a) The statement is filed by Grace Investments, LP, a Delaware limited partnership ("Grace Investments"),
INV-GP, LLC, a Delaware Limited Liability Company, and
Bradford T. Whitmore ("Whitmore") (collectively the
"Filers").  INV-GP, LLC is the general partner of Grace
Investments. Whitmore is the manager and sole member of INV-GP, LLC.

(b) The business address of Grace Investments, INV-GP, LLC and Whitmore is 1603 Orrington Avenue, Suite 900, Evanston,
Illinois 60201.

(c) The principal business of Grace Investments is to purchase, sell, invest, and trade in securities.
The principal business of INV-GP, LLC is that of being a general partner of Grace Investments.

(d) None of the persons referred to in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the persons referred to in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Grace Investments is a Delaware limited partnership.
INV-GP, LLC is a Delaware limited liability company.
Whitmore is a citizen of the United States.

Page 6 of 7 Pages

Item 5. Interest in Securities of the Issuer

(a) As of the date of this filing:

(1) Grace Investments, LP beneficially owns 601,410 shares of Common Stock, representing approximately 1.6% of the outstanding shares of Common Stock based upon 38,136,792 shares outstanding as of August 12, 2020 as reported in the Issuer's most recent Form 10-Q. As the general partner of Grace Investments, LP, INV-GP, LLC may be deemed to share beneficial ownership of these 601,410 shares of Common Stock. INV-GP, LLC otherwise disclaims beneficial ownership.

(2) Whitmore is the beneficial owner of 29,581,189 shares of Common Stock, comprised of 19,581,189 shares of Common Stock and 10,000,000 shares of Common Stock which would result from the conversion of the 2% Second Secured Convertible Notes. As the manager and sole member of INV-GP, LLC, Whitmore may be deemed the indirect beneficial owner of 601,410 shares of stock beneficially owned by those entities, for a total beneficial ownership of 30,182,599 shares, or 62.7% of the outstanding shares of Common Stock based upon 38,136,792 shares outstanding as of August 12, 2020 as reported in the Issuer's most recent Form 10-Q plus 10,000,000 shares which would be issued if conversion of the 2% Second Secured Convertible Notes were to occur.

(b) Grace Investments, LP:  shared voting power (with INV-GP,
LLC and Whitmore)
601,410 Shares of Common Stock

Whitmore: shared voting power (with Grace Investments, LP and INV-GP, LLC)
601,410 Shares of Common Stock;
and
sole voting power
29,581,189 Shares of Common Stock

(c) The transactions effected by the Filers during the past sixty days are set forth in Schedule A.

Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement with respect to it is true, complete and correct.

Dated: November 6, 2020

Bradford T. Whitmore

By: /s/ Bradford T. Whitmore
Name:  Bradford T. Whitmore

Grace Investments, LP

By: /s/ Bradford T. Whitmore
Name:  Bradford T. Whitmore
Manager: INV-GP, LLC
Its:  General Partner